Exhibit (d) (6) (C)

FOUNDATION PATENT LICENSE AGREEMENT

THIS FOUNDATION PATENT LICENSE AGREEMENT (“Agreement”) is entered into effective as of November 13, 2002 (the “Effective Date”), by and between InterTrust Technologies Corporation, a Delaware corporation (“InterTrust”), and Koninklijke Philips Electronics N.V., a corporation of the Netherlands, having a principal place of business in Amsterdam, the Netherlands (hereinafter “PHILIPS”) (each a “Party” and collectively, the “Parties”).

BACKGROUND

The Parties desire for InterTrust to grant to PHILIPS, and PHILIPS to receive from InterTrust, certain patent licenses and non-assertion covenants in the Consumer Media Field, all in accordance with the terms and conditions of this Agreement.

AGREEMENT

The Parties to this Agreement, in exchange for the mutual promises made herein and intending to be legally bound hereby, agree as follows:

1.    Definitions.    All capitalized terms used in this Agreement shall have the meanings stated below or defined elsewhere in the Agreement.

(a)    “Affiliate(s)” means any entity with more than fifty percent (50%) of its equity owned or controlled directly or indirectly by PHILIPS.

(b)    “KPENV” means PHILIPS and its Affiliates.

(c)    “Consumer Media Content” means electronic content and information primarily released or published for distribution to and consumption by end-user individual consumers in the consumer market, including audio, video, video games, books, periodicals and other textual publications, and includes associated consumer end-user data obtained in connection therewith.

(d)    “Consumer Media Field” means products and services that are principally intended for end-user individual consumers, to Govern Consumer Media Content. Consumer Media Field excludes any product or service that is intended for use by enterprises, organizations, or governmental entities to Govern their enterprise, confidential, or other proprietary information. For example (and not by way of limitation), the Consumer Media Field would not include products or services intended to Govern medical or healthcare information, financial services information, corporate proprietary information, supply chain management information, regulatory compliance information, or governmental information. Consumer Media Field also excludes any general-purpose

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Denotes portions of this exhibit for which confidential treatment has been requested pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. In accordance with Rule 24b-2, these portions have been omitted from this exhibit and filed separately with the Securities and Exchange Commission.

operating systems (such as Microsoft Windows), and general purpose trusted systems or environments that are generally intended for purposes that are not specifically limited to the Consumer Media Field, to authenticate, credential, or govern the operation of executables and interaction of such executables with a host operating system (e.g., Microsoft .Net).

(e)    “Content Transaction” means any individual or distinct sale, rental, vending, license or other provision (collectively, “Transaction”) of any Consumer Media Content Governed by DRM, in connection with which a fee or other consideration is charged for such Transaction (regardless of which provider is providing the DRM for such content). Content Transaction includes for example, and without limitation, a sale of a song for $3.00, a sale of an album for $15, a pay-per-view rental of a movie for $5, or selling a newsletter or financial report for $10.

(f)    “Digital Rights Management” or “DRM” means the use of software, hardware and/or technical means to Govern electronic content.

(g)    “DRM Commercial Services” means any services or other offering involving the Governance of Consumer Media Content for a fee or other consideration or for no charge as a result of consideration derived from a proxy or subsidizing payer (such as advertisers).

(h)    “GAAP” means the generally accepted accounting principles of the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, as in effect from time to time.

(i)    “Govern(ing)(ance)” means any technical means of implementing or enforcing any instructions or information (such as digital rules or policies) that enable, describe, and/or provide contributory means for performing or not performing, any permitted and/or required operation relating to Consumer Media Content. This includes, for example, actions such as (i) regulating access to electronic content and information, or (ii) providing access to electronic content and information contingent upon proof of payment, membership status, and/or other specified conditions.

(j)    “Gross Commercial Value” means consideration received or derived in connection with a Content Transaction or Subscriber Service, as specified in Sections 1(e) and 1(t) herein, for transactions involving Consumer Media Content. Without limiting the foregoing, such consideration includes, for example, consideration paid by a user as a consequence of a user’s use of or other interaction with Consumer Media Content, or consideration paid by user as consequence of the acquisition or exercise of one or more rights relating to Consumer Media Content.

(k)    “Licensed Patents” means all valid, enforceable and unexpired patents and patent applications throughout the world under which patents or applications therefor InterTrust at any time owns, or possesses the right to grant the licenses to KPENV within the scope granted herein subject to the following. With respect to any patents owned by any third party (that were not previously owned by InterTrust) for which InterTrust has a license and the right to sublicense subject to the payment of a fee or royalty to such third party, Licensed Patents will include such third party patents provided that KPENV agrees to pay such license fees or royalties, and abide by relevant terms, as required to obtain such rights, after InterTrust has provided notice to KPENV of such option. For licenses entered into by InterTrust after the execution of this Agreement where the patents licensed to InterTrust relate to the same general subject matter as any of the Licensed Patents, InterTrust will use commercially reasonable efforts to obtain sublicensing rights for KPENV from such third party patent licensors; provided that KPENV agrees to pay such license fees or royalties, and abide by relevant terms, as required to obtain such sublicense, after InterTrust has provided notice to KPENV of such option. KPENV acknowledges and agrees that there will be no liability in the event that InterTrust is unsuccessful after using such commercially reasonable efforts to obtain sublicensing rights for KPENV. The term Licensed Patent shall also include any continuations, continuations-in-part, divisionals, reexaminations or reissues of any of the aforesaid patents or patent applications. Exhibit A sets forth a list of InterTrust existing published patent applications and issued patents, and upon KPENV’s written request from time to time InterTrust will provide an updated list to KPENV.

(l)    “Market Segment” means, individually, each of the following: (i) music or other audio content; (ii) movies or other video content; (iii) video games; and (iv) books, periodicals, or other textual publications.

(m)    “KPENV Customer DRM Commercial Services” means any services (other than KPENV Trust Services, KPENV DRM Commercial Services, or KPENV Third-Party DRM Commercial Services) operated by or for a third party, that rely solely on KPENV DRM software that is a KPENV Product to perform the Governance of Consumer Media Content; provided that, in the event a service offers Consumer Media Content Governed using solely such KPENV DRM software and other Consumer Media Content Governed using third party DRM software, “KPENV Customer DRM Commercial Services” shall mean solely the portion of such service offering Consumer Media Content Governed using solely such KPENV DRM software.

(n)    “KPENV DRM Commercial Services” means any services (other than KPENV Trust Services) operated by KPENV, under any KPENV Trademark, that use solely KPENV Products to perform the Governance of Consumer Media Content, provided that, in the event a service offers Consumer Media Content Governed using solely such KPENV DRM software and other Consumer Media Content Governed using third party DRM software, “KPENV DRM Commercial Services” shall mean solely the portion of such service offering Consumer Media Content Governed using solely such KPENV DRM software.

(o)    “KPENV Product” means: (i) any hardware or software product, including but not limited to devices and software products (including DRM software products), made, used, offered for sale, sold, imported or otherwise distributed by or for KPENV, under any KPENV Trademark; and (ii) any mobile phones or mobile audio devices made by KPENV, and distributed to a Vertical Partner by or for KPENV, for incorporation into such Vertical Partner’s value-added products under a brand owned by such Vertical Partner; provided that such Vertical Partner is not generally in the business of developing or manufacturing mobile phones or mobile audio devices (for example, KPENV Products would include mobile audio devices made by KPENV and distributed to Toyota Corporation for inclusion in Toyota automobiles under a Toyota brand, as Toyota is not itself in the business of developing or manufacturing mobile audio devices). KPENV Products shall not include any third-party-made general purpose or open operating system, or any third-party software that runs on such operating system.

(p)    “KPENV Third-Party DRM Commercial Services” means any services (other than KPENV Trust Services) operated by KPENV, under any KPENV Trademark, that use third-party DRM products (other than Microsoft Corporation products during the pendency of Microsoft’s litigation with InterTrust) to perform the Governance of Consumer Media Content that is owned or exclusively controlled by KPENV.

(q)    “KPENV Trademark” means the names, logos and other marks that are owned, primarily controlled worldwide, or licensed exclusively for use by KPENV. “KPENV Trademark” will include situations in which a KPENV Trademark is used in connection with a product or service where a third party trademark is also used, provided that the KPENV Trademark is not materially less prominent than such third party trademark.

(r)    “KPENV Trust Services” means any services for KPENV Products that are operated by KPENV, under any KPENV Trademark, to provide key management and renewability, security patches and fixes, and other similar types of security maintenance services.

(s)    “Subscriber” means an individual end-user that is a registered user, member, or subscriber of a Subscriber Service. However, an end-user of a free promotional trial period not exceeding three (3) months (the “Promotional Period”) shall not be deemed a Subscriber. Further, with respect to any new Subscriber Service that is launched (excluding any service that is a successor to a previously existing Subscriber Service), and for a period of eighteen (18) months thereafter, the Promotional Period shall be extended to four months and fifteen (15) days.

(t)    “Subscriber Service” means any service to make available Consumer Media Content employing DRM (other than a Content Transaction), including for example, and without limitation, making available Consumer Media Content on a continuing or periodic basis, whether based upon time periods (such as hourly, daily, monthly or yearly), volume consumption of Consumer Media Content, or other forms of measurement, for a subscriber fee or other consideration and/or for no charge as a result of consideration derived from a proxy or subsidizing payer (such as advertisers). As an illustration, and without limitation, Subscriber Service includes a service to offer music or movies for a monthly fee, to permit interactive games on an hourly basis, to offer 10 movies over any time for $50, to offer free digital music to members of the Columbia House Club who buy physical CDs.

(u)    “Vertical Partner” means any mobile network operator or automobile manufacturer.

2.    Patent Licenses and Non-Assertion Covenants.

(a)    KPENV Products and KPENV Trust Services.    Subject to the terms and conditions of this Agreement, InterTrust hereby grants to KPENV a nonexclusive, nontransferable (except as provided for in Section 9(b)), and worldwide license, under the Licensed Patents, in the Consumer Media Field, to make, have made, use, sell, offer for sale, lease, import and otherwise transfer KPENV Products and/or operate KPENV Trust Services.

(b)    KPENV Product Patent Non-Assertion.    Subject to the terms and conditions of this Agreement, InterTrust covenants that it shall not sue or assert against KPENV, or its distributors (excluding KPENV’s corporate or enterprise customers that distribute KPENV Products to, and for use by, its personnel) alleging that any unlicensed operating systems or software that is bundled, incorporated, embedded or included in hardware KPENV Products on an OEM basis by KPENV infringes, directly or indirectly, any Licensed Patent. Nothing contained in this section shall be construed to grant any license or non-assertion covenant with respect to consumer end-users of KPENV Products. Except as expressly provided in the foregoing, InterTrust reserves the right to assert or enforce any patent (including any claim of direct, contributory or inducement of infringement) against any third party products or users thereof.

(c)    KPENV DRM and Third-Party DRM Commercial Services.    KPENV is not licensed to engage in or enable any KPENV DRM Commercial Services or KPENV Third-Party DRM Commercial Services. However, InterTrust covenants that it shall not sue or assert against KPENV alleging that any KPENV DRM Commercial Service or KPENV Third-Party DRM Commercial Service engaged or enabled or otherwise performed or provided within the first nine (9) months from the execution of this Agreement, infringes, directly or indirectly, any Licensed Patent. Furthermore, if InterTrust does not participate as a licensor in a patent pool within nine (9) months from the execution of this Agreement, and upon KPENV’s election to agree to pay the royalties set forth in Section 3(b) for future KPENV DRM Commercial Services and KPENV Third-Party DRM Commercial Services, exercisable in their discretion in accordance herewith, for any or all Market Segments as specified by KPENV (in accordance with subsection (e) below) (collectively, the “KPENV DRM Commercial Services Election”): (a) InterTrust grants to KPENV a non-exclusive, non-transferable, worldwide license, under the Licensed Patents, in the Consumer Media Field, to make, have made, offer to sell, sell, import, use or otherwise perform KPENV DRM Commercial Services in the specified Market Segments; and (b) InterTrust shall covenant that it shall not sue or assert against KPENV alleging that any KPENV Third-Party DRM Commercial Services in any particular Market Segment elected by KPENV hereunder infringe, directly or indirectly, any Licensed Patent; provided that, in the event InterTrust commences any litigation or administrative proceeding against any third-party DRM provider, the DRM products of which KPENV have licensed to provide KPENV Third-Party DRM Commercial Services, InterTrust may elect to have the non-assertion covenant granted hereunder to KPENV cease during the prosecution of such litigation or administrative proceeding (the “Non-assertion Cessation”) by agreeing to provide the indemnity set forth in Section 7. Nothing contained in this section shall be construed to grant any license or non-assertion covenant with respect to any consumer end-users. Except as expressly provided in the foregoing, InterTrust reserves the right to assert or enforce any patent (including any claim of direct, contributory or inducement of infringement) against any services based on third party products, or users thereof.

(d)    KPENV Customer DRM Commercial Services.    KPENV is not licensed to enable any KPENV Customer DRM Commercial Services and licensees of KPENV Products are not licensed to perform KPENV Customer DRM Commercial Services. Upon KPENV’s election to agree to pay the royalties set forth in Section 3(c) the third party offering KPENV Customer DRM Commercial Services agrees in writing with InterTrust to pay the royalties set forth therein, exercisable in accordance herewith, for any or all Market Segments as specified by KPENV (in accordance with subsection (f) below) (the “KPENV Customer DRM Commercial Services Election”), InterTrust grants to KPENV a non-exclusive, non-transferable, worldwide license, under the Licensed Patents, in the Consumer Media Field, to sublicense any KPENV customer specified in accordance with subsection (e) below to make, have made, offer to sell, sell, import, use or otherwise perform KPENV Customer DRM Commercial Services in the specified Market Segments. Any such sublicense granted to any KPENV customer shall not be of broader scope than the scope of the licenses granted to KPENV under this Agreement.

(e)    Election Procedure.    For any exercise of the KPENV DRM Commercial Services Election or KPENV Customer DRM Commercial Services Election by KPENV to be effective, KPENV must be in compliance with the provisions hereof, and InterTrust must have received from KPENV written notice (pursuant to the notice procedures of Section 9(c)) of KPENV’s decision to make: (i) the KPENV DRM Commercial Services Election, specifying the Market Segments for which the KPENV DRM Commercial Services Election is being exercised by completing and returning to InterTrust the form of election notice attached hereto as Exhibit B; or (ii) the KPENV Customer DRM Commercial Services Election, specifying those KPENV Customers that are being licensed by KPENV to perform KPENV Customer DRM Commercial Services, and those Market Segments for which such customers are being licensed, by completing and returning to InterTrust the form of election notice attached hereto as Exhibit C.

(f)    Limitation; No Implied Licenses.    Except as otherwise explicitly set forth herein, no license is granted by InterTrust to KPENV, or any third party, with respect to any combination of KPENV Products and any other product, or for the use of such combination. Except as expressly granted in this Section 2, nothing contained in this Agreement shall be construed as a grant of any license or rights, expressly, by implication or estoppel, to any patents, copyrights, trademarks, trade names, trade secrets, mask work rights or other proprietary rights of InterTrust. Notwithstanding any contrary provisions contained in this Agreement, no license, non-assertion covenant or other authorization is granted by this Agreement to: (i) KPENV or its licensees to make, have made, use, sell, offer for sale, lease, import or otherwise transfer any DRM developed by any third party who is in the business of developing and marketing DRM (except as expressly set forth in Section 2(c) with respect to KPENV Third-Party DRM Commercial Services); or (ii) end users to use any Microsoft product or service. All rights not expressly granted to KPENV hereunder are reserved and retained by InterTrust. KPENV shall restrict any permitted sublicense to any third party to the scope of the licenses granted by InterTrust to KPENV under this Agreement.

(g)    Past Acts.    InterTrust hereby irrevocably releases KPENV from any and all claims of infringement of any Licensed Patents, with respect to any KPENV Product or DRM Commercial Service made, used, sold, offered for sale, leased, imported or otherwise transferred by or for KPENV before the Effective Date of this Agreement, to the extent that such product or service would have been licensed hereunder had it been made, used, sold, offered for sale, leased, imported or otherwise transferred after the date of this Agreement.

(h)    Patent Notices.    To the extent KPENV includes or affixes to KPENV Products notices of KPENV-owned or third-party patents, KPENV shall consistent with KPENV’s reasonable procedures relating to such notices use commercially reasonable efforts to include or affix, as applicable, to all KPENV Products any and all legends and notices for the Licensed Patents as reasonably designated by InterTrust consistent with the requirements of 25 U.S.C. § 287 or the equivalent thereof in any jurisdiction.

3.    License Fees and Payment Terms.

(a)    Upfront Fee.    KPENV shall pay to InterTrust, within thirty (30) days of the execution of this Agreement, a nonrefundable payment of eleven and one-half million U.S. dollars (US$11,500,000);

(b)    KPENV DRM and KPENV Third-Party DRM Commercial Service Fees.    In the event KPENV makes the KPENV DRM Commercial Services Election pursuant to Section 2(d) of this Agreement, for those Market Segments for which such option is exercised, KPENV shall pay to InterTrust the following royalties in connection with the provision of KPENV DRM Commercial Services and/or KPENV Third-Party DRM Commercial Services:

(i)	For Content Transactions, [***]% of the Gross Commercial Value of any such Content Transaction; and

(ii)	For Subscriber Services, the greater of [***] per Subscriber per year or [***]% of the Gross Commercial Value of any such Subscriber Service;

If InterTrust enters into any patent license agreement with any third party to license Licensed Patents for DRM in the Consumer Media Field having or including a scope and nature substantially similar to this Agreement, but more favorable license fees, effective royalty and other consideration received from such licensee (in the aggregate of such terms) than those granted KPENV hereunder, KPENV may elect to convert to the license fee, royalty and consideration structure provided by InterTrust to such other licensee as of the date of such more favorable license (provided that in no event will InterTrust be required to refund any fees already paid InterTrust). Further, in the event InterTrust makes available its published licensing fee or royalty structure for DRM Commercial Services in the Consumer Media Field, KPENV may, at its option, elect in writing to convert to such license fee or royalty structure.

InterTrust shall provide notice to KPENV of any license that is more favorable than this Agreement in accordance with the immediately preceding paragraph. In addition, upon KPENV’s written request, InterTrust will permit KPENV, not more often than once on an annual basis commencing on the Effective Date), to designate an internationally recognized certified public accounting firm (the “CPA Firm”), subject to InterTrust’s approval, which approval shall not be unreasonably withheld or delayed, to verify InterTrust’s compliance with the immediately preceding paragraph. The auditor is required to execute a written confidentiality agreement provided by InterTrust. The auditor will have access to only redacted portions of relevant InterTrust license agreement that are reasonably necessary for the auditor to verify InterTrust’s compliance with the immediately preceding paragraph (and will not have information that reveals the identity of InterTrust licensees). The auditor can only disclose to KPENV whether InterTrust has complied or not complied with the terms of this section, and in the case of non-compliance, the more favorable license fees, effective royalty and other consideration structure (unless InterTrust disputes such finding), without revealing any identity or other information regarding InterTrust licensees or such license agreement. Prior to disclosing its finding to KPENV, such auditor shall notify InterTrust of its finding and give InterTrust a reasonable opportunity to discuss and dispute such finding. In the event InterTrust disputes such findings, the Parties agree to escalate the dispute to senior executives of the Parties to meet and discuss in good faith. If after thirty (30) days the Parties are unable to resolve the dispute then the Parties agree to submit the dispute to arbitration in San Jose, California under and in accordance with the rules of the American Arbitration Association, except that there shall be three (3) arbitrators (where each Party selects an arbitrator and the two selected arbitrators select the third), the arbitrators shall apply the substantive laws of California, and the arbitrators shall render a decision with the reasons therefore within ninety (90) days from the date the matter is submitted to arbitration. The institution of any arbitration hereunder shall not relieve KPENV of its obligations to make payments to InterTrust required by the terms of this Agreement during the continuance of the arbitration proceeding, and the decision of the arbitrators shall be binding and conclusive on the parties. To determine if such arbitration is necessary, the auditor shall provide to KPENV the information described above for use by KPENV solely to make a determination as to the merits of the dispute and for purposes of the arbitration. The cost of the arbitration shall be borne equally. The costs of the audit provided for in this paragraph shall be paid for by KPENV, unless InterTrust is not in material compliance herewith; in which case, InterTrust shall, in addition to any other remedy to which KPENV may be entitled, pay the reasonable costs of such audit. InterTrust shall preserve and maintain all relevant books and records required for such audit for a period of three (3) years after the end of each of InterTrust’s fiscal year end.

(c)    KPENV Customer DRM Commercial Service Fees.    In the event KPENV makes the KPENV Customer DRM Commercial Services Election pursuant to Section 2(d) of this Agreement, for those Market Segments for which such election is made, KPENV shall select one of the following two royalty structures (at KPENV’s election) in connection with the provision of KPENV Customer DRM Commercial Services:

(i)	InterTrust shall directly receive from any third party offering KPENV Customer DRM Commercial Services the following royalties:

(A)    For Content Transactions, [***]% of the Gross Commercial Value of any such Content Transaction; and

(B)    For Subscriber Services, the greater of [***] per Subscriber per year or [***]% of the Gross Commercial Value of any such Subscriber Service; or

(C)    in lieu of the royalties set forth in subsections (A) and (B) above, any agreed upon royalty or other amount pursuant to a license agreement between InterTrust and the third party that is intended to supersede such royalties or that is a pre-existing license under the Licensed Patents; or

(ii)
KPENV shall pay InterTrust, in order to license the activity of any third party offering KPENV Customer DRM Commercial Services, the following royalty for any Content Transactions generated or Subscriber Services provided by such third party:

(A)    For Content Transactions, [***]% of the Gross Commercial Value of any such Content Transaction; and

(B)    For Subscriber Services, the greater of [***] per Subscriber per year or [***]% of the Gross Commercial Value of any such Subscriber Service;

Subject to the parties’ agreement on administrative costs, in the event KPENV elects the royalty procedure set forth in subsection (ii) above, and collects such fees from such third parties and remits them to InterTrust, less any withholding taxes that may be required to be paid, KPENV shall be acting as an agent solely for the purpose of collecting fees for the benefit of InterTrust and shall be entitled to reimbursement by InterTrust for its reasonable and necessary administrative costs (such as bank transfer fees) in connection with such collection activity that are mutually agreed upon. KPENV shall not, and shall have no authority to, enter into any binding obligation on behalf of InterTrust (other than to collect such fees).

(d)    Jurisdiction Application to Royalties.    The Parties agree that the royalties set forth in Sections 3(b) and 3(c) shall not apply to services that are operated in and provided to jurisdictions where there are no Licensed Patents, unless the Consumer Media Content being Governed originates from or is processed at any time in a jurisdiction where there are Licensed Patents.

(e)    KPENV Customer DRM Commercial Service Fee Option.    KPENV may provide InterTrust an option (at InterTrust’s discretion) to receive from KPENV, in lieu of those royalties set forth in Section 3(c) above, a mutually agreed-upon percentage of revenue received in connection with enabling KPENV Customer DRM Commercial Services. For audio and video, it is contemplated that such percentage would be based upon KPENV’s pricing for the whole media distribution system for audio and video (including, for example, codecs, streaming formats, and content authoring components). It is further contemplated that such basis of percentage would not include revenue received independent from enabling KPENV Customer DRM Commercial Services (including, for example, revenue for billing, product management databases, fuel and light expenses, and office rental expenses). For future additions to such DRM systems, it is contemplated that the parties will agree upon protective procedures to audit and verify that revenue allocated to KPENV Products is appropriate.

(f)    Patent Pool or License Authority Fees.    If InterTrust participates as a licensor in a patent pool or licensing authority that licenses patents that are essential to industry accepted standards or practices regarding DRM, and the patent pool or licensing authority permits any party with patents that are essential to such standards or practices to become a member licensor or participate through such licensing authority, and the patent pool or licensing authority collects royalties based upon a transaction or service-based fee involving content protected in accordance with the standards or practices, KPENV will, in lieu of the royalty set forth in Sections 3(b) and 3(c), herein for KPENV DRM Commercial Services, KPENV Third-Party DRM Commercial Services, and KPENV Customer DRM Commercial Services, respectively, pay whatever the transaction or service-based royalty that is set by the patent pool or licensing authority (excluding any royalty on KPENV Products or KPENV Trust Services).

(g)    Cross-License with KPENV.    If on or prior to November 20, 2002 a third party (other than Sony Corporation, KPENV or its Affiliates) acquires InterTrust (in a transaction with or approved in writing by InterTrust) and that third party has a patent cross-license with KPENV such that the scope of the licenses granted hereunder would be included in such cross-license, this Agreement shall terminate in its entirety and eleven and one half million dollars (US $11,500,000) of the upfront license fee paid pursuant to Section 3(a) shall be returned to KPENV.

(h)    Payment Procedure.    Except as otherwise expressly provided in this Agreement, within forty-five (45) days after the end of each calendar quarter, KPENV (or its customers in the event KPENV elects the royalty structure of Section 3(c)(i)) shall pay InterTrust all amounts due and/or payable pursuant to the provisions hereof, including for any service fees charged during the previous calendar quarter. KPENV (or such customers) shall make all payments hereunder by wire transfer of immediately available funds to such account as designated by InterTrust in writing. Concurrently with each royalty payment, KPENV (or such customers) shall provide to InterTrust a written royalty report, certified to be accurate by an officer of KPENV, specifying: (i) the service fees (broken down by the type of service and Market Segment), and the number of Subscribers, that are subject to royalties during such quarter; and (ii) the basis for calculation of the amounts due and payable. The manner of calculation of the amounts due and payable to InterTrust hereunder shall be determined in accordance with GAAP, consistently applied to all such payments.

(i)    Currency.    All consideration subject to the fees of this section in a currency other than U.S. dollars shall be converted by KPENV to U.S. dollars.

(j)    Taxes.    All payments by KPENV to InterTrust under this Agreement shall be net of withholding taxes imposed by any foreign government or any other jurisdiction outside of the United States, as applicable. KPENV shall be responsible for payment of all sales, use, value-added, transfer, franchise, license, and other taxes, duties, and other charges that may fall due with respect to the transfer to or licensing, reproduction, distribution, and/or use by KPENV of KPENV Products and or KPENV services. InterTrust shall be responsible for payment of all sales, use, value-added, and other taxes that may be imposed by the United States government on InterTrust, including any taxes levied based on InterTrust’s income.

(k)    Interest.    KPENV agrees that all sums owed or payable by KPENV to InterTrust hereunder shall bear interest (compounded daily) at the rate of two (2) points above the prime rate charged by Bank of America (or any successor) on the last day of the calendar quarter for which such royalties are due, or such lower rate as may be the maximum rate permitted under applicable law, from the date when such payment becomes due until the date of actual payment whether before or after judgment, and that KPENV shall be additionally liable for all reasonable costs and expenses of collection, including reasonable fees for attorneys and court costs. Notwithstanding the foregoing, such specified rate of interest shall not excuse or in any way whatsoever be construed as a waiver of KPENV’s express obligation to timely provide any and all payments due to InterTrust hereunder.

(l)    Audit.    KPENV shall maintain at its principal place of business all books, records, and technical materials regarding KPENV’s activities sufficient to determine and confirm any KPENV royalty obligations and other material obligations hereunder for a period of three (3) years after such royalty obligations and other material obligations hereunder become due and payable. Upon InterTrust’s written request, KPENV will permit an independent auditor of InterTrust’s choice from an internationally recognized certified public accounting firm (subject to KPENV’s approval which will not be unreasonably withheld or delayed) (subject to execution of a written confidentiality agreement supplied by KPENV with commercially reasonable terms) to examine and audit during a reasonable time (but no more than once during a one (1) year period (if an audit discloses that KPENV is underpaying InterTrust at least $150,000, the next audit may be performed after a six (6) month period)), such books, records, and materials, and make copies thereof for the purpose of verifying the correctness of reported royalty statements and payments provided by KPENV or compliance with the license terms and other material obligations hereunder. KPENV shall pay any unpaid delinquent amounts disclosed by such audit within forty-five (45) days of InterTrust’s request. To the extent such examination discloses an underpayment of at least one hundred fifty thousand dollars (US$150,000), KPENV shall fully reimburse InterTrust, promptly upon written demand, for the reasonable fees and disbursements due the auditor for such audit.

4.    Term, Termination, and Survival.

(a)    Term.    This Agreement shall continue until the last to expire of the Licensed Patents, unless earlier terminated in accordance with the terms of Section 4(b) or as otherwise explicitly set forth in this Agreement.

(b)    Termination.    InterTrust or KPENV, as the case may be, shall have the right to terminate the licenses granted hereunder: (i) if the other fails to cure a material breach of its obligations hereunder within ninety (90) days after being notified of the breach (except for payment of the Upfront Fee, which shall be ten (10) days); and (ii) immediately if the other becomes insolvent, declares its pending or actual insolvency, is subject to a petition in bankruptcy, or makes an assignment for the benefit of its creditors. The parties acknowledge that all licenses granted to KPENV under or pursuant to this Agreement are and shall be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of rights to intellectual property as defined under Section 101 of the U.S. Bankruptcy Code, as amended. InterTrust and KPENV hereby agree that all of the Licensed Patents shall and do hereby constitute “intellectual property” as such term is defined and used for all purposes as set forth at 11 U.S.C. §101(35A). The parties agree that KPENV, as a licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code, as amended.

(c)    Survival.    The rights and obligations under Sections 1, 4, 5, 6, 7, 8, and 9 survive termination of this Agreement. This Agreement shall continue in effect in accordance with its terms notwithstanding any third party acquisition of any portion of the capital stock of InterTrust.

5.    Limited Warranties and Disclaimers.

(a)    Warranties.    InterTrust warrants that it owns or has all necessary rights to grant the licenses hereunder.

(b)    DISCLAIMER.    TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NONINFRINGEMENT.

6.    LIMITS ON LIABILITY.    EXCEPT FOR THE INDEMNIFICATION PROVISIONS UNDER SECTION 7 HEREIN, NEITHER PARTY IS LIABLE UNDER THIS AGREEMENT FOR ANY LOST PROFITS, LOSS OF DATA, OR ANY INCIDENTAL, INDIRECT, OR CONSEQUENTIAL DAMAGES, EXCEPT FOR ANY WILLFUL UNAUTHORIZED DISCLOSURE OF CONFIDENTIAL INFORMATION OR KPENV’S WILLFUL BREACH OF SECTION 2. EXCEPT FOR THE INDEMNIFICATION PROVISIONS UNDER SECTION 7, HEREIN, INTERTRUST’S AGGREGATE LIABILITY IN CONNECTION WITH THIS AGREEMENT UNDER ANY THEORY OF LIABILITY (INCLUDING BREACH OF CONTRACT OR INDEMNITY) IS LIMITED TO THE AGGREGATE OF FEES PAID BY KPENV TO INTERTRUST. UNDER NO CIRCUMSTANCES WILL INTERTRUST (OR ITS

AGENTS) HAVE LIABILITY RELATING TO CONTENT USED OR DISTRIBUTED BY KPENV OR BY THIRD PARTIES.

7.    Indemnification.    InterTrust shall indemnify and hold KPENV harmless from any and all liability, judgments, and damages, (each a “Claim”, and collectively, “Claims”), to the extent awarded by a court of competent jurisdiction or pursuant to a settlement as provided hereunder, arising directly or indirectly from: (i) Claims by consumer end-users (excluding KPENV corporate customers and/or such customer’s end-user personnel) of KPENV Products resulting from Claims against those consumer end-users by InterTrust alleging that any unlicensed operating systems or software that are bundled, incorporated, embedded or included in hardware KPENV Products on an OEM basis by KPENV infringe, directly or indirectly, any Licensed Patents, except that InterTrust may elect to extend the non-assertion set forth in Section 2(b) to such consumer end-user in lieu of providing the foregoing indemnity; (ii) Claims by consumer end-users of KPENV Third-Party DRM Commercial Services resulting from Claims against those consumer end-users by InterTrust alleging that any KPENV Third-Party DRM Commercial Services infringe, directly or indirectly, any Licensed Patents, except that InterTrust may elect to extend the non-assertion set forth in Section 2(c) to such consumer end-user in lieu of providing the foregoing indemnity; and/or (iii) Claims resulting from the Non-assertion Cessation. If any Claim is brought by a third party for which indemnification is or may be provided hereunder, the indemnified Party shall provide prompt written notice thereof to the other Party. Where obligated to indemnify such Claim, the indemnifying Party shall, upon the demand and at the option of the indemnified Party, assume the defense thereof (at the expense of the indemnifying Party) within thirty (30) days or at least ten (10) days prior to the time a response is due in such case, whichever occurs first, or, alternatively upon the demand and at the option of the indemnified Party, pay to such Party all reasonable costs and expenses, including reasonable attorneys’ fees, incurred by such Party in defending itself. The Parties shall cooperate reasonably with each other in the defense of any Claim, including making available (under seal if desired, and if allowed) all records reasonably necessary to the defense of such Claim, and the indemnified Party shall have the right to join and participate actively in the indemnifying Party’s defense of the Claim.

8.    Confidential Information.    Each Party may receive from the other Party information that is proprietary to the disclosing Party, and is marked as confidential or a similar notice (if disclosed in writing or tangible form), identified as confidential (if disclosed verbally), or should reasonably be treated as confidential under the context in which disclosure was made (“Confidential Information”). In any event, all royalty reports and payments made by KPENV pursuant to Section 3, herein, shall be deemed Confidential Information, whether or not such information is actually marked as confidential. Confidential Information does not include information that the receiving Party can demonstrate: (i) is or has become public knowledge through no fault of the receiving Party; (ii) is rightfully obtained by the receiving Party from a third Party without breach of any confidentiality obligation; or (iii) is independently developed by employees of the receiving Party without use of or reference to such information. The receiving Party will: (i) safeguard Confidential Information with the same degree of care as it exercises with its own confidential information, but no less than reasonable care; (ii) not disclose any

Confidential Information to third parties other than Agents who have a need to know and are bound by confidentiality agreement; and (iii) will use the other Party’s Confidential Information solely in the exercise of the rights and obligations under this Agreement and for no other purpose. The receiving Party may disclose Confidential Information if required by a regulation, law or court order, but only to the extent required to comply with such regulation, law or order, and only after providing reasonable advance notice to the originally disclosing Party to allow such Party to contest such disclosure. This Agreement and its terms are Confidential Information and shall not be disclosed without consent from the other Party (which consent shall not be unreasonably withheld), except that: (i) InterTrust may make available this Agreement for review in connection with due diligence investigations by a third party who has entered into a confidentiality agreement substantially in the form of Confidentiality Agreement entered into between KPENV Corporation of America and InterTrust dated and (ii) InterTrust may issue a press release announcing the nature of this Agreement, the content of which will be mutually approved by the Parties (such approval shall not be unreasonably withheld).

9.    Miscellaneous.

(a)    Governing Law, Venue, and Jurisdiction.    This Agreement is governed by the laws of the State of California, excluding its conflict of law provisions. The United Nations Convention on Contracts for the International Sale of Goods does not apply to this Agreement. To the extent permitted by law, the provisions of this Agreement supersede any provisions of the Uniform Commercial Code. The Parties each irrevocably submit to the exclusive jurisdiction of, and venue in, the courts in Santa Clara County, California in any dispute relating to this Agreement.

(b)    Amendment or Modification; Assignment; Change of Control.    This Agreement may not be modified in any manner, except by a writing signed by a duly authorized officer of each Party. Neither Party may assign or transfer this Agreement, nor its rights or obligations under this Agreement, whether expressly, by operation of law, or otherwise to any person or entity without the prior written consent of the other Party (in the exercise of its discretion), except that consent from KPENV is not required in connection with any merger or sale of InterTrust’s assets or business related to this Agreement if the successor-in-interest or transferee assumes in writing InterTrust’s rights and obligations under this Agreement. Any unauthorized transfer or assignment is null and void. In the event that more than fifty percent (50%) of the outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) or assets of KPENV Corporation hereafter becomes owned or controlled by a third party, KPENV Corporation shall promptly give notice of such acquisition to InterTrust. Unless InterTrust provides written consent (in the exercise of its discretion) to such change in control, all rights and licenses granted to KPENV together with any sublicenses theretofore granted by InterTrust shall terminate thirty (30) days after the date of such acquisition.

(c)    Notices.    Any notices under this Agreement must be in writing and either: (i) personally delivered; (ii) transmitted by postage prepaid registered or certified U.S. airmail, return receipt requested; or (iii) delivered prepaid by an internationally recognized express courier service. Notices are deemed given on: (a) the date of receipt if delivered personally or by express courier (or if delivery is refused, the date of refusal); or (b) ten days after the date of posting if transmitted by U.S. mail. Notices and any accompanying documents must be in the English language or accompanied by a translation into English. Notices will be directed to the Parties’ as set forth below:

For KPENV:
Ruud Peters
CEO
Philips Intellectual Property & Standards
PO Box 220, 5600 AE Eindhoven, The Netherlands

For InterTrust:
General Counsel
InterTrust Technologies Corporation
4800 Patrick Henry Drive
Santa Clara, California 95054

(d)    Waiver.    The waiver of any particular breach or default, or any delay in exercising any rights, is not a waiver of any other breach or default, and no waiver is effective unless in writing and signed by a duly authorized officer of the waiving Party.

(e)    Independent contractors.    The Parties are independent contractors, and not partners, joint venturers, or agents of the other. Neither Party assumes any liability of, nor has any authority to bind or control the activities of, the other.

(f)    Remedies.    The Parties’ rights and remedies under this Agreement are cumulative, unless expressly provided otherwise. If either Party brings a legal action to enforce this Agreement, the prevailing Party is entitled to recover its attorneys’ fees, court costs and other collection expenses, in addition to any other relief it may receive.

[The following space in intentionally omitted.]

(g)    Entire Contract; Binding upon Successors.    This Agreement embodies the entire agreement between the Parties and supersedes any prior contract, agreement or understanding between the Parties, whether oral or written, with respect to the subject matter hereof and shall be binding upon any permitted successors or assigns of the Parties.

(h)    Severability.    If any provision of this Agreement is unenforceable, that provision will be changed and interpreted to accomplish its original objectives to the greatest extent possible under applicable law and the remaining provision will continue in full force and effect.

(i)    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Execution and delivery of this Agreement may be evidenced by facsimile transmission.

The parties have caused this Agreement to be duly executed as of the date first written above.

InterTrust Technologies Corporation

By:	/s/ DAVID LOCKWOOD
Name:	David Lockwood
Title:	Chief Executive Officer

KPENV

By:	/s/ RUUD PETERS
Name:	Ruud Peters
Title:	Chief Executive Officer
Philips International Property & Standards

EXHIBIT A

InterTrust Patents and Published Applications

Issued U.S. Patents

1.	Patent No. 4,827,508, Database Usage Metering and Protection System and Method, issued 5/2/89, priority date 10/14/86.

Patent No. 4,977,594, Database Usage Metering and Protection System and Method, issued 12/11/90, priority date 10/14/86.

Patent No. 5,050,213, Database Usage Metering and Protection System and Method, issued 9/17/91, priority date 10/14/86.

Patent No. 5,410,598, Database Usage Metering and Protection System and Method, issued 4/25/95, priority date 10/14/86.

(c)	Patent No. 5,892,900, Systems and Methods for Secure Transaction Management and Electronic Rights Protection, issued 4/6/99, priority date 2/13/95.

(d)	Patent No. 5,910,987, Systems and Methods for Secure Transaction Management and Electronic Rights Protection, issued 6/8/99, priority date 2/13/95.

(e)	Patent No. 5,915,019, Systems and Methods for Secure Transaction Management and Electronic Rights Protection, issued 6/22/99, priority date 2/13/95.

(f)	Patent No. 5,917,912, Systems and Methods for Secure Transaction Management and Electronic Rights Protection, issued 6/29/99, priority date 2/13/95.

Patent No. 5,920,861, Techniques for Defining Using and Manipulating Rights Management Data Structures, issued 7/06/99, priority date 2/25/97.

Patent No. 5,943,422, Steganographic Techniques for Securely Delivering Electronic Digital Rights Management Control Information Over Insecure Communication Channels, issued 8/24/99, priority date 8/12/96.

(g)	Patent No. 5,949,876, Systems and Methods for Secure Transaction Management and Electronic Rights Protection, issued 9/7/99, priority date 2/13/95.

(h)	Patent No. 5,982,891, Systems and Methods for Secure Transaction Management and Electronic Rights Protection, issued 11/9/99, priority date 2/13/95.

Patent No. 5,940,504, Licensing Management System and Method in which Datagrams Including an Address of a Licensee and Indicative of Use of a Licensed Product are Sent from the Licensee’s Site, issued 8/17/99, priority date 7/1/91.

Patent No. 5,999,949, Text File Compression System Utilizing Word Terminators, issued 12/07/99, priority date 3/14/97.

Patent No. 6,112,181, Systems and Methods for Matching, Selecting, Narrowcasting, and/or Classifying Based on Rights Management and/or Other Information, issued 8/29/00, priority date 11/6/97.

(i)	Patent No. 6,138,119, Techniques for Defining Using and Manipulating Rights Management Data Structures, issued 10/24/00, priority date 2/25/97.

(j)	Patent No. 6,157,721, Systems and Methods Using Cryptography to Protect Secure Computing Environments, issued 12/5/00, priority date 8/12/96.

(k)	Patent No. 6,185,683, Trusted and Secure Techniques, Systems and Methods for Item Delivery and Execution, issued 2/6/01, priority date 2/13/95.

(l)	Patent No. 6,237,786, Systems and Methods for Secure Transaction Management and Electronic Rights Protection, issued 5/29/01, priority date 2/13/95.

(m)
Patent No. 6,240,185, Steganographic Techniques for Securely Delivering Electronic Digital Rights Management Control Information Over Insecure Communication Channels, issued 5/29/01, priority date 8/12/96.

(n)	Patent No. 6,253,193, Systems and Methods for Secure Transaction Management and Electronic Rights Protection, issued 6/26/01, priority date 2/13/95.

(o)	Patent No. 6,292,569, Systems and Methods Using Cryptography to Protect Secure Computing Environments, issued 9/18/01, priority date 8/12/96.

(p)	Patent No. 6,363,488, Systems and Methods for Secure Transaction Management and Electronic Rights Protection, issued 3/26/02, priority date 2/13/95.

(q)	Patent No. 6,389,402, Systems and Methods for Secure Transaction Management and Electronic Rights Protection, issued 5/14/02, priority date 2/13/95.

Published U.S. Patent Applications

2.
Application No. 20010026618 A1, Steganographic Techniques for Securely Delivering Electronic Digital Rights Management Control Information Over Insecure Communication Channels, published 10/4/01, priority date 8/12/96.

3.
Application No. 20010042043 A1, Cryptographic Methods, Apparatus and Systems for Storage Media Electronic Rights Management in Closed and Connected Appliances, published 11/15/01, priority date 2/13/95.

4.	Application No. 20020023214 A1, Systems and Methods Using Cryptography to Protect Secure Computing Environments, published 2/21/02, priority date 8/12/96.

5.	Application No. 20020048369 A1, Systems and Methods for Secure Transaction Management and Electronic Rights Protection, published 4/25/02, priority date 2/13/95.

Issued International Patents

6.	European Patent Office, EP 0 329 681, Database Usage Metering and Protection System and Method, counterpart to U.S. Patent No. 4,827,508.

(r)	Austrian Patent Office, AT 133305, Database Usage Metering and Protection System and Method, counterpart to U.S. Patent No. 4,827,508.

(s)	German Patent Office, DE 3751678, Database Usage Metering and Protection System and Method, counterpart to U.S. Patent No. 4,827,508.

(t)	Australian Patent Office, AU 711733, Systems and Methods for Secure Transaction Management and Electronic Rights Protection, counterpart to U.S. Patent No. 5,982,891.

(u)	Australian Patent Office, AU 728776, Techniques for Defining Using and Manipulating Rights Management Data Structures, counterpart to U.S. Patent No. 5,920,861.

(v)
Australian Patent Office, AU 739300, Steganographic Techniques for Securely Delivering Electronic Digital Rights Management Control Information Over Insecure Communication Channels, counterpart to U.S. Patent No. 5,943,422.

(w)	Australian Patent Office, AU 739693, Trusted and Secure Techniques for Item Delivery and Execution, counterpart to U.S. Patent No. 6,185,683.

Published International Patent Applications

7.	WO 96/27155, Systems and Methods for Secure Transaction Management and Electronic Rights Protection.

(a) Japan – JP 10-512074 A

(b) Europe – EP 861461 A2

(c) China – CN 1183841 A

(d) Canada – App. No. 2,212,574

(x)	WO 97/43761, Cryptographic Methods, Apparatus and Systems for Storage Media Electronic Rights Management in Closed and Connected Appliances.

(a) Japan – JP 2001501763 A

(b) Europe – EP 898777 A2

(c) China – CN 1225739 A

(y)	WO 98/09209, Systems and Methods for Secure Transaction Management and Electronic Rights Protection.

(a) Europe – EP 922248 A1

(b) Canada – App. No. 2,265,473

(z) Canada – App. No. 2,373,508

(d) Canada – App. No. 2,373,542

(aa)
WO 98/10381, Trusted Infrastructure Support Systems, Methods and Techniques for Secure Electronic Commerce, Electronic Transactions, Commerce Process Control and Automation, Distributed Computing, and Rights Management.

(a) Japan – JP 2000516743 A

(bb) Europe – EP 974129 A1

(c) China – CN 1234892 A

(d) Canada – App. No. 2,264,819

(cc)	WO 98/37481, Techniques for Defining Using and Manipulating Rights Management Data Structures.

(a) Japan – JP 2001515617 A

(b) Europe – EP 1004068 A1

(c) China – CN 1249041 A

(d) Canada – App. No. 2,282,602

(dd)	WO 99/01815, Obfuscation Techniques for Enhancing Software Security.

(a) Japan – JP 11-508660

(b) China – CN 1260055 A

(c) Canada – App. No. 2,293,650

(ee)	WO 99/24928, Systems and Methods for Matching, Selecting, Narrowcasting, and/or Classifying Based on Rights Management and/or Other Information.

(a) Japan – JP 2001523026 A

(b) Europe – EP 1027674 A2

(c) China – CN 1285067 A

(d) Canada – App. No. 2,308,218

(ff)	WO 99/48296, Methods and Apparatus for Continuous Control and Protection of Media Content.

(a) Japan – JP 2002507868 A

(b) Europe – EP 1062812 A1

(c) China – CN 1301459 A

(d) Canada – App. No. 2,323,781

(gg)	WO 01/09702, Methods and Systems for Transaction Record Delivery Using Thresholds and Multi-Stage Protocol.

(a) Europe – EP 1204913 A1

(hh)	WO 01/22320, Systems and Methods for Pricing and Selling Digital Goods.

(a) Europe – Number Not Yet Assigned

(ii)	AU-A-36815/97, Systems and Methods Using Cryptography to Protect Secure Computing Environments.

EXHIBIT B

KPENV DRM Commercial Services Election

By executing this KPENV DRM COMMERCIAL SERVICES ELECTION, the undersigned hereby elects as of                         , in accordance with Section 2(d) of the Foundation Patent License Agreement between KPENV Corporation and InterTrust dated November      , 2002, to pay the royalties set forth in Section 3(b) thereof for [KPENV DRM Commercial Services][KPENV Third-Party DRM Commercial Services] (circle applicable services), for the following Market Segments:

1.
2.
3.
4.

By executing this election, the undersigned agree to be bound by all the terms and conditions hereof and set forth in the Agreement applicable to such election.

KPENV or KPENV Affiliate	Acknowledgment: InterTrust Technologies Corporation

By: Printed Name: Title: Date:	By: Printed Name: Title: Date:

EXHIBIT C

KPENV Customer DRM Commercial Services Election

By executing this KPENV CUSTOMER DRM COMMERCIAL SERVICES ELECTION, the undersigned hereby elects as of                         , in accordance with Section 2(e) of the Foundation Patent License Agreement between KPENV Corporation and InterTrust dated November     , 2002 (the “Patent License”), to pay the royalties set forth in Section 3(c) thereof for KPENV Customer DRM Commercial Services, for the following customer (“KPENV Customer”):

Customer Name:

for the following Market Segments:

1.
2.
3.
4.

[Part 1: Include where KPENV elects under Section 3(c)(i) to have Customer pay InterTrust directly for KPENV Customer DRM Commercial Services]

The undersigned Customer agrees to be bound by all the terms and conditions of the Patent License regarding the accrual and payment of royalties under Section 3(c)(i), including without limitation, paying directly to InterTrust the royalties associated with KPENV Customer DRM Commercial Services set forth in Section 3(c)(i) therein and reproduced along with other relevant sections as an attachment hereto. The undersigned agrees that InterTrust shall have the right to enforce against the undersigned the terms of the Patent License, including without limitation the undersigned’s payment obligations and adherence to the scope of the sublicense within the scope of the licenses granted by InterTrust to KPENV.

KPENV Customer	Acknowledgment:
InterTrust Technologies Corporation

By:	By:
Printed Name:	Printed Name:
Title:	Title:
Date:	Date:

KPENV or KPENV Affiliate

By:

Printed Name:

Title:

Date:

[End of Part 1]
[Part 2: Include where KPENV elects under Section 3(c)(ii) to pay InterTrust for KPENV Customer DRM Commercial Services]

The undersigned agree, and shall include in the sublicense agreement with KPENV Customer, that InterTrust shall have a third party beneficiary right to enforce such sublicense agreement for purposes of enforcing such Customer’s payment obligations and adherence to the scope of the sublicense within the scope of the licenses granted by InterTrust to KPENV. In the event of an uncured breach of the terms of the sublicense by a KPENV Customer and upon InterTrust’s request, the undersigned will provide InterTrust a copy of the sublicense with such Customer. KPENV shall use good faith efforts to enforce the terms of such sublicense.

By executing this election, the undersigned agree to be bound by all the terms and conditions hereof and set forth in the Agreement applicable to such election.

[KPENV or KPENV Affiliate]	Acknowledgment:
InterTrust Technologies Corporation

By:	By:
Printed Name:	Printed Name:
Title:	Title:
Date:	Date:

[End of Part 2]